STENA AB (PUBL)
                                 Masthuggskajen
                               S-405 19 Gothenburg
                                     Sweden


September 14, 2005

VIA EDGAR
Mr. Michael Fay
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20545


                          RE: Stena AB Form 20-F for the fiscal year ended December 31, 2004 (File No. 033-99284)
                               --------------------------------------------


Dear Mr. Fay:

         We have reviewed your letter dated August 4, 2005 (the "Comment Letter") regarding Stena AB's (the "Company") annual report on Form 20-F for the fiscal year ended December 31, 2004. For the convenience of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), each response has been numbered to correspond with the comments in the Comment Letter.

Form 20-F for the fiscal year ended December 31, 2004
-----------------------------------------------------

Significant Events, page 48
---------------------------

1. We note the acquisition of Drott AB on August 10, 2004 and Blomsterlandet in April 2004. Please tell us how you have evaluated the significance of these acquisitions under Regulation S-X, Article 03-05(b)(2). If either of these businesses is significant (individually or in the aggregate) to your business under the significance tests noted in the regulation, you should submit the required audited U.S. GAAP financial statements or U.S. GAAP reconciliation and pro-forma financial statements as required. We note that if required, this information was due within 75 days of the acquisition. For guidance, refer to Regulation S-X, Article 03-05 and Regulation S-X,
     Article 11.

     Response
     --------

In connection with the registration statement on Form F-4 that we filed with the Commission on December 20, 2004 we evaluated the significance of these acquisitions under Regulation S-X, Article 03-05(b)(2) using US GAAP financial information for the financial year 2003. The outcome of our significance testing was that Bostads AB Drott represented 10.1 %, 28.4 % and 25.8%, respectively of the total investments, total assets and income from continuing operations before income taxes of the Stena group for the financial year 2003. As such, the registration statement on Form F-4 included the requisite financial statements and pro forma financial information for Bostads AB Drott. The corresponding calculation for Blomsterlandet was 1%, 1% and 0%. As such, no financial statements (or pro forma financial information) for Blomsterlandet was required to be included in the registration statement on Form F-4.

We advise the staff that as a foreign private issuer that files periodic reports on Forms 20-F and 6-K, we are not required to file a Form 8-K for our business acquisitions. Therefore we are only subject to the requirements of Regulation S-X, Article 3-05 when we file a registration statement.



Long-Term Financial Obligations and Other Contractual Obligations, page 60
--------------------------------------------------------------------------

2. We note your acquisition of the Swedish chain store "Blomsterlandet" in April 2004. As part of this acquisition, an additional SEK 26 million is to be paid in 2009. It appears that this additional payment is not included in your table of contractual obligations. Please ensure that this obligation is included in the table in future filings.

     Response
     --------

We advise the staff that the SEK 26 million is included in Other non-current liabilities in the table on page 60, mistakenly in the column "More than 5 years" instead of in the column "4-5 years". We will correct this in future filings.



Revision of Depreciable Lives of Vessels, page 61
-------------------------------------------------

3. Please tell us the factors considered in making the determination that useful lives of your RoRo vessels and tankers should be extended from 15 years to 20 years.

     Response
     --------

As of January 1, 2004, we conducted a review of the estimated useful lives of our vessels. As a result of this review, new useful lives of 20 years (instead of 15 years) were established for both RoRo vessels and tankers based upon both extended technical life-times and the fact that we sold a number of vessels in recent years at prices well above net book value, indicating that our previous estimated useful lives were too short. Also, our new RoRo vessels have been of similar design and standards as RoPax vessels, which are depreciated over 20 years.

Note 1- Summary of Accounting Principles, page F-7
--------------------------------------------------

New Accounting Principals, page F-7
-----------------------------------

4. We note your disclosure that you consolidated two financial investments according to the equity method as of January 1, 2004. Please tell us why it was appropriate to consolidate these two investments, clarify for us how you previously accounted for the investments and clarify how you are currently accounting for the investments. In this regard we note that under U.S. GAAP, investments accounted for under the equity method are not consolidated in a company's financial statements.

     Response
     --------

We began accounting for these investments in 2004 in accordance with the equity method under Swedish GAAP due to our implementation of a new accounting principle as of January 1, 2004. Prior to 2004, these investments had been recorded at cost and viewed as investments in an investment fund. Under US GAAP, these financial investments are variable interest entities (VIEs) as defined by the FASB in FIN 46R. Accordingly, the VIEs are consolidated for US GAAP purposes. Please refer to page F-50 note (l) and page F-54 note (f) for further information.



Note 9 - Income Taxes, page F-18
--------------------------------

5. We note the "Adjustments Previous Years, Rest of the World" for SEK 461 million in fiscal 2004 and the related explanation regarding the changes in legal structure outside of Sweden that made it possible to release prior year deferred tax liabilities. Please provide additional explanation regarding this legal structuring. Your explanation should include the type of legal structuring changes made, the reasons for the legal structuring and any additional information regarding guidance you used in determining that the related deferred tax liabilities should be released.

     Response
     --------

Since 1996, the Company has leased certain HSS vessels (the Stena Explorer and Stena Voyager) from two special purpose leasing entities. The leases were each accounted for as capital leases and accordingly, the Company recorded an asset and a corresponding lease obligation on its balance sheet for both Swedish and US GAAP purposes. In December 2003, the Company acquired the special purpose leasing entities. The leasing entities acquired by the Company had deferred tax liabilities in the amount of SEK 488 million relating to UK taxes. Also in December 2003, the Company transferred the HSS vessels to a wholly owned subsidiary which, pursuant to existing tax law, increased the tax basis of the vessels and reduced the associated deferred tax liabilities at that date. The effect of the reduction of the deferred tax liabilities for US GAAP purposes was recorded in 2003 in accordance with EITF Issue 98-11 as an adjustment to the carrying value of the vessels. In March 2004, proposed changes to existing tax law were announced in the United Kingdom which, if enacted, would essentially eliminate the realization of tax benefits from such inter-company transfers of assets. Under Swedish GAAP, proposed changes in tax law must be taken into consideration when determining whether a deferred tax liability should be recognized. Because the Company believed that it was probable that the tax law would restrict its ability to reduce the deferred tax liability in future periods, the full amount of the deferred tax liability was recognized in the December 31, 2003 consolidated balance sheet under Swedish GAAP.

In 2004, management and control of the two leasing entities was moved to The Netherlands and the tax residency was transferred from the UK to The Netherlands. As a result, the Company was able to release the UK deferred tax liabilities, as the leasing entities were no longer subject to UK taxes. Under Swedish GAAP, the release of the UK deferred tax liabilities in the amount of SEK 488 million was recorded as an income tax benefit in 2004. As discussed above, the effect of the release in deferred tax liabilities for US GAAP purposes was recorded in 2003 as an adjustment to the carrying value of the vessels. In addition to the SEK 488 million, there were offsetting adjustments of SEK (27) million relating to the tax for previous years outside of Sweden. Please refer to page F-50 note (k) for further information.



Note 10 - Intangible Fixed Assets, page F-20,
---------------------------------------------

6. We note your transfer into intangible fixed assets of SEK 223 million in fiscal 2004; however, it is not apparent from your explanation why it was necessary to transfer amounts previously accounted for as equipment to intangible fixed assets. Please provide additional explanation regarding the reason for the transfer. In addition, we note a transfer out of fixed assets in Note 11 of only SEK 128 million. As part of your response, explain the discrepancy between amounts transferred out of fixed assets and into intangible fixed assets.

     Response
     --------

Computer hardware and computer software were previously characterized as Equipment, a tangible fixed asset. In connection with material investments in 2004 for new integrated business solutions such as management control systems and a new ferry operation booking system, we decided to reclassify such computer software to intangible fixed assets in accordance with Swedish GAAP. The acquisition cost and accumulated amortization of the assets reclassified was SEK 223 million and SEK (87) million, respectively. The computer hardware is still included as Equipment.

The transfer out of cost of Equipment is SEK (140) million, of which SEK (223) million is described above and SEK 83 million was transferred from current assets to Equipment, mainly representing spare parts for vessels, which was previously recorded as Inventories. Swedish GAAP allows the treatment of spare parts either as Inventories or Equipment. Due to the increased integration of these spare parts with the vessels, the transfer to Equipment was chosen as the preferable method.



Note 31 - U.S. GAAP Information, page F-46
------------------------------------------

General
-------

7. Form 20-F, Item 17 instructions requires a quantified description of balance sheet differences under Swedish GAAP in comparison to U.S. GAAP. There are several ways which this information may be provided, one of which is a reconciliation of stockholders' equity under Swedish GAAP to stockholders' equity under U.S. GAAP. In this regard, we note that the reconciliation of stockholders' equity should be in sufficient detail to allow an investor to determine the differences between a balance sheet prepared using foreign GAAP and one prepared using U.S. GAAP. Adjustments that impact several balance sheet items should not be presented as one reconciling item unless the impact on each balance sheet item is appropriately discussed in the explanation of your adjustment. In addition, adjustments should be reflected at the subsidiary level to determine the impact on items such as minority interest, taxes and currency translation. Please review instructions to Item 17, Form 20-F and amend your filing to disclose the impact to individual balance sheet items.

     Response
     --------

We believe that the current description gives the reader the ability to reconcile any differences on the balance sheet from Swedish GAAP to US GAAP. However, in response to the Staff's comment and to more clearly present the differences in the balance sheet amounts we will in future filings include a US GAAP balance sheet.



8. Please amend Note 31 of your Form 20-F to reflect material income statement classification differences had your statements been prepared under U.S. GAAP. Specifically, the classification of gain on sale of vessels' should be classified as other income instead of a component of revenue.

     Response
     --------

In response to the Staff's comments, we will in future filings include a description of material income statement classification differences.

With regards to the gains on sale of vessels, it should be noted that disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on sale than under Swedish GAAP. Also, a disposal of an asset resulting in a gain in accordance with Swedish GAAP may not qualify for a sale under US GAAP (e.g. certain sale-lease back transactions). Please refer to page F-48 note (a) for further information.



9. Please amend Note 31 of your Form 20-F to include a cash flow statement prepared under U.S. GAAP or IAS 7, as amended. You may also consider providing a reconciliation of your cash flow statement or statement of financial position that quantifies the material differences in the statement presented as compared to U.S. GAAP, in lieu of the U.S. GAAP or IAS 7 cash flow statement. For additional guidance, refer to Form 20-F,
     Item 18 instructions.

     Response
     --------

The cash-flow statements on page F-6 are prepared in accordance with SFAS 95 which is accepted under Swedish GAAP since it essentially gives the same information as the cash-flow statement required under Swedish GAAP. We believe that our cash-flow statements materially comply with SFAS 95 and no amendment to our Form 20-F is necessary. We advise the Staff that cash flows from trading securities is presented net in the cash flow statement but the gross amounts are presented in Note 6. In addition, disclosures of cash paid for income taxes and interest are included in Notes 9 and 32(d), respectively.



10. Please provide a statement of comprehensive income which separately identifies net income and the components of other comprehensive income for each year in which a balance sheet is presented in accordance with SFAS 130.

     Response
     --------

In response to the Staff's comment we will in future filings provide a statement of comprehensive income in accordance with SFAS 130 for each year in which a balance sheet is presented.



Note 31 - U.S. GAAP Information, page F-46
------------------------------------------

Note (f), page F-49
-------------------

11. We note your adjustment to reflect the purchase accounting for the Stena Line. Please amend your Form 20-F to include a separate adjustment for each line item impacted by the acquisition. Adjustments that impact several balance sheet items should not be presented as one reconciling item.

     Response
     --------

We advise the staff that the adjustment to reflect the purchase accounting was separated as an adjustment for each line item impacted by the acquisition at the time of the acquisition. The only adjustment that remains relates to the negative goodwill recorded in connection with the Stena Line acquisition. Under Swedish GAAP, the negative goodwill has been amortized into income over 4 years. Under US GAAP, the negative goodwill was used to write down the value of the acquired Stena Line long-lived assets, primarily vessels. The reduction of the carrying value of the vessels results in lower depreciation expense for US GAAP purposes as compared to Swedish GAAP. Based on the foregoing we no do not believe our Form 20-F needs to be amended.



Note 32 - Additional U.S. GAAP Disclosures, page F-51
-----------------------------------------------------

12. Election to file Item 18 information requires the disclosure of segment information on U.S. GAAP basis. Please provide the information required by SFAS 131, paragraphs 25-28.

     Response
     --------

We advise the Staff that we disclose segment information on a Swedish GAAP basis in Note 2 that essentially gives the same information required by SFAS 131, paragraphs 25-28. We are not aware of a requirement to provide such information on a US GAAP basis.



13. Please amend Note 32 of Form 20-F to include the disclosures required by paragraphs 51-57 of SFAS 141 for the acquisition of Drott AB in August 2004 and Blomsterlandet in April 2004.

     Response
     --------

We advise the Staff that the disclosures required by paragraphs 51-57 of SFAS 141 for the acquisition of Drott AB in August 2004 were included in the Form 6-K that was furnished to the Commission on November 16, 2004. These disclosures should have been included in the Form 20-F as well but were inadvertently ommited from our filing. In response to the Staff's comment, we will in future filings include the disclosures required by paragraphs 51-57 of SFAS 141 for significant business acquistions. We advise the Staff that the Blomsterlandet acquisition was not significant.

Acknowledgment Statement
------------------------

In response to the Staff's request, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or require additional information, please contact Michael Gizang at Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036-6522 or by telephone at (212) 735-2704.


                                              Sincerely,

                                              /s/ Svante Carlsson
                                              Svante Carlsson
                                              Chief Financial Officer